UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue De La Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 36.8%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 38,918,903
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 36.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.3%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,516,214
	(9)	Sole Dispositive Power 3,516,214
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,516,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 3.3%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Pascal Minne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 60,240,864
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 60,240,864
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 60,240,864
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 56.9%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.LC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,356,494
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,356,494
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,494
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

This Amendment No. 14 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012, Amendment No. 12 thereto filed on November 26, 2014 and Amendment No. 13 thereto filed on June 4, 2018 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

(a)-(b) As of June 28, 2018, Invus Public Equities, L.P. was the record and beneficial owner of 3,516,214 shares of Issuer Common Stock, representing approximately 3.3% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership.

As of June 28, 2018, Invus, L.P. was the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 38,918,903 shares of Issuer Common Stock, representing approximately 33.5% and approximately 36.8% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

As of June 28, 2018, Artal International S.C.A. was the record owner of 21,321,961 shares of Issuer Common Stock and the beneficial owner of 60,240,864 shares of Issuer Common Stock, representing approximately 20.2% and approximately 56.9% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the sole stockholder of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the sole stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, The Stichting and Mr. Minne disclaims such beneficial ownership.

As of June 28, 2018, Invus C.V. was the record and beneficial owner of 4,321,214 shares of Issuer Common Stock, representing approximately 4.1% of the outstanding shares of Issuer Common Stock.

Ulys, L.L.C., as the general partner of Invus C.V., controls Invus C.V. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus C.V. Ulys, L.L.C. disclaims such beneficial ownership. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership.

As of June 28, 2018, Mr. Debbane individually beneficially owns 12,902 shares of Issuer Common Stock and 22,378 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 28, 2018.

As of June 28, 2018, collectively, the Reporting Persons beneficially owned 64,597,358 shares of Issuer Common Stock, representing approximately 61.0% of the outstanding shares of Issuer Common Stock.

CUSIP No. 528872302

Except for Messrs. Amouyal, Debbane, Guimarães, Minne and Sobecki, none of the individuals listed in Item 2 or Schedule I of the Statement beneficially owns any shares of Issuer Common Stock. Mr. Amouyal beneficially owns 12,902 shares of Issuer Common Stock and 22,378 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 28, 2018. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 13,044 shares of Issuer Common Stock and 22,378 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 28, 2018. For each of Messrs. Amouyal, Guimarães and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth below or as otherwise described in the Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the 60 days prior to June 28, 2018.

The following table sets forth all transactions in shares of Issuer Common Stock by the Reporting Persons in the 60 days prior to June 28, 2018. All prices per share exclude commissions. All transactions were open market brokered transactions.

Type of Transaction	Date of Transaction	Total Shares Purchased	Average Price Per Share
Purchase	May 25, 2018	138,700	$9.6249
Purchase	May 29, 2018	147,339	$9.8441
Purchase	May 30, 2018	147,339	$10.3233
Purchase	May 31, 2018	147,339	$11.6198
Purchase	June 1, 2018	147,339	$12.2170
Purchase	June 4, 2018	121,803	$12.2376
Purchase	June 5, 2018	173,121	$12.4548
Purchase	June 6, 2018	95,079	$12.5829
Purchase	June 7, 2018	57,439	$12.9269
Purchase	June 8, 2018	29,747	$12.8896
Purchase	June 11, 2018	98,626	$12.7497
Purchase	June 12, 2018	107,023	$12.8313
Purchase	June 14, 2018	9,200	$12.6589
Purchase	June 18, 2018	36,584	$13.0641
Purchase	June 19, 2018	8,982	$13.4512
Purchase	June 20, 2018	12,391	$13.2849
Purchase	June 21, 2018	51,600	$13.2677
Purchase	June 22, 2018	25,461	$13.3573
Purchase	June 25, 2018	228,264	$12.9459
Purchase	June 27, 2018	125,114	$12.5361
Purchase	June 28, 2018	57,724	$12.4547

CUSIP No. 528872302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.
By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.
By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.
By: ARTAL INTERNATIONAL MANAGEMENT S.A., its general partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

CUSIP No. 528872302

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

PASCAL MINNE

By:	/s/ Pascal Minne

INVUS C.V.
By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane

Dated: June 28, 2018